                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                ---------------------

                                   SCHEDULE 13D
                                  (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934 (1)


                            CELLEGY PHARMACEUTICALS, INC.
                            -----------------------------
                                   (Name of Issuer)

                                     Common Stock
                                     ------------
                            (Title of Class of Securities)

                                     15115 L 103
                                     -----------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    ----------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 16, 1997
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 6 Pages)


------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 15115 L 103                 13D                 Page  2  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                           -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       222,260
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                           -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       222,260
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         222,260
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         2.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15115 L 103                 13D                 Page  3  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         BVF PARTNERS L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                    / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                           -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       362,560
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                           -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       362,560
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         362,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         4.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15115 L 103                  13D                 Page 4  of  6  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         BVF INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         WC,00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                         / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                           -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                       372,560
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                           -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                       372,560
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         372,560
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         4.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IA, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15115 L 103                 13D                 Page  5  of  6  Pages
          ---------                                            ---    ---


     This Amendment No. 1 (this "Amendment") relates to the Statement on
Schedule 13D, dated October 30, 1996 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, no par value (the "Stock"), of Cellegy Pharmaceuticals, Inc. ("Cellegy"). The principal executive office of Cellegy is located at 1065 Hillsdale Boulevard, Suite 418, Foster City, CA 94404.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since October 16, 1997, Partners, in its capacity as general partner of BVF, has sold on behalf of such limited partnership an aggregate number of 38,800 shares of the Stock for an aggregate consideration of $307,517.23. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has sold on behalf of such managed accounts an aggregate number of 18,200 shares of the Stock for an aggregate consideration of $145,595.14.

     Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 222,260 shares of the Stock, Partners beneficially owns 372,560 shares of the Stock, and BVF Inc. beneficially owns 372,560 shares of the Stock, approximately 2.9%, 4.9% and 4.9%, respectively, of the aggregate number of shares outstanding as reported in the most recent
Form 10-Q.

     (b) BVF shares voting and dispositive power over the 222,260 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 372,560 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and Biotechnology Value Fund, Ltd., a Cayman Islands
Corporation ("BVF Ltd.").   ILL10 and BVF Ltd. are collectively referred to
herein as the "Accounts."  The Accounts specialize in holding biotechnology
stocks for investment purposes and the business address of each is   BVF
Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons for the 60 day period prior to the date of the event requiring filing and on which date the Reporting Persons ceased being the beneficial owners of more than five percent of the Stock.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     (e) On December 16, 1997, the Reporting Persons ceased being the beneficial owners of more than five percent of the Stock.

CUSIP No. 15115 L 103                 13D                 Page  6  of  6  Pages
          ---------                                            ---    ---


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit B - Transactions in the Stock by Reporting Persons in the 60 Days
                 Prior to Date of Event

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:   /s/ Mark N. Lampert
                    ------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:   /s/ Mark N. Lampert
               --------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:    /s/ Mark N. Lampert
          ---------------------------
          Mark N. Lampert
          President

                                       EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 30, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By:   /s/ Mark N. Lampert
                    ------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By:   /s/ Mark N. Lampert
               --------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:    /s/ Mark N. Lampert
          ----------------------------------
          Mark N. Lampert
          President

                                  EXHIBIT B

              TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                    DURING 60 DAYS PRIOR TO DATE OF EVENT

--------------------------------------------------------------------------------------------------
   Settlement                    For the                   Price Per
     Date            By         Account of     Quantity      Share     Type of Trade     Broker
     ----            --         ----------     --------      -----     -------------     ------
10/16/97         Partners        BVF           (10,000)     $7.5313      Sale             MIST
--------------------------------------------------------------------------------------------------
12/08/97         Partners        BVF            (2,000)     $8.9375      Sale             INET
--------------------------------------------------------------------------------------------------
12/16/97         Partners        BVF           (26,800)     $8.0000      Sale             OPCO
--------------------------------------------------------------------------------------------------
12/16/97         Partners        ILL10          (1,800)     $8.0000      Sale             OPCO
--------------------------------------------------------------------------------------------------
12/16/97         Partners        BVF Ltd.      (16,400)     $8.0000      Sale             OPCO
--------------------------------------------------------------------------------------------------


       MIST  =  Mister Stock
       INET  =  Instinet
       OPCO  =  Oppenheimer & Co., Inc.